June 8, 2026

Brian Musfeldt
Chief Financial Officer
Stem, Inc.
1400 Post Oak Boulevard, Suite 560
Houston, TX 77056

        Re: Stem, Inc.
            Registration Statement on Form S-3
            Filed June 2, 2026
            File No. 333-296427
Dear Brian Musfeldt:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Eric Scarazzo